Exhibit 6

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 1 April 2025 the independent Trustee of the British American Tobacco International Employee Share Ownership Plan released the following number of British American Tobacco p.l.c. 25p ordinary shares (the “Shares”) to the following persons discharging managerial responsibilities under the 2022 International Share Reward Scheme. Subsequent sales of shares are also set out below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javed Iqbal
2	Reason for the notification
a)	Position/status	Director, Digital and Information
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the 2022 International Share Reward Scheme, including dividend equivalent shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	111

d)	Aggregated information - Aggregated volume - Price	111 £nil
e)	Date of the transaction	2025-04-01
f)	Place of the transaction	Outside a trading venue

Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability on vesting of the 2022 International Share Reward Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.910	55

d)	Aggregated information - Aggregated volume - Price	55 £1,755.05
e)	Date of the transaction	2025-04-02
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James Murphy
2	Reason for the notification
a)	Position/status	Director, Research and Science
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the 2022 International Share Reward Scheme, including dividend equivalent shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	111

d)	Aggregated information - Aggregated volume - Price	111 £nil
e)	Date of the transaction	2025-04-01
f)	Place of the transaction	Outside a trading venue

Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability on vesting of the 2022 International Share Reward Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.910	55

d)	Aggregated information - Aggregated volume - Price	55 £1,755.05
e)	Date of the transaction	2025-04-02
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Dijanosic
2	Reason for the notification
a)	Position/status	Regional Director, Asia-Pacific, Middle East and Africa
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the 2022 International Share Reward Scheme, including dividend equivalent shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	111

d)	Aggregated information - Aggregated volume - Price	111 £nil
e)	Date of the transaction	2025-04-01
f)	Place of the transaction	Outside a trading venue

Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability on vesting of the 2022 International Share Reward Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.910	55

d)	Aggregated information - Aggregated volume - Price	55 £1,755.05
e)	Date of the transaction	2025-04-02
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Fred Monteiro
2	Reason for the notification
a)	Position/status	Regional Director, Americas & Europe
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the 2022 International Share Reward Scheme, including dividend equivalent shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	111

d)	Aggregated information - Aggregated volume - Price	111 £nil
e)	Date of the transaction	2025-04-01
f)	Place of the transaction	Outside a trading venue

Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability on vesting of the 2022 International Share Reward Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.910	55

d)	Aggregated information - Aggregated volume - Price	55 £1,755.05
e)	Date of the transaction	2025-04-02
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 3 April 2025